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                                                             EXHIBIT 99(a)(11)


SIEMENS COMPLETES TENDER OFFER FOR EFFICIENT NETWORKS

Munich, Germany / Dallas, Texas - (March 30, 2001) - Siemens (NYSE: SI) and Efficient Networks, Inc. (Nasdaq: EFNT) announced the completion of the tender offer by Memphis Acquisition Inc., a wholly-owned subsidiary of Siemens, for all the issued and outstanding shares of common stock of Efficient Networks, Inc. The offer, priced at $23.50 per share, expired at 12:00 midnight, New York City time, on Thursday, March 29, 2001.

At last count, 54,833,819 shares of Efficient Networks common stock had been tendered into the offer (including through notices of guaranteed delivery) prior to its expiration, which represents approximately 92.4% of the outstanding shares of Efficient Networks. All shares validly tendered and not withdrawn prior to the expiration of the offer have been accepted for payment according to the terms of the offer.

In addition to the Efficient Networks shares acquired in the tender offer, Siemens owns 3,716,800 shares of Efficient Networks, representing approximately 6.34% of the outstanding shares of Efficient Networks. As a result, Memphis Acquisition and its affiliates own approximately 98.7% of the outstanding shares of common stock of Efficient Networks.

In the proposed second step of Siemens' acquisition of Efficient Networks, Siemens expects to cause Memphis Acquisition Inc. to merge with Efficient Networks as soon as practicable. The merger may be consummated without a vote or meeting of Efficient Networks' stockholders. Once the proposed merger becomes effective, Efficient Networks will become a wholly owned subsidiary of Siemens.

Efficient Networks
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Efficient Networks, based in Dallas, Texas, USA, is a leading independent developer and supplier of high-speed DSL CPE. Efficient Networks has approximately 600 employees. Efficient Networks' customers include network service providers, network equipment vendors and carrier-aligned distributors. Significant customers for the calendar year 2000 include: AOL, Bell South, Hanaro Telecom, SBC Communications, Singapore Telecom, Sprint, TeleDanmark, Telefonica and Worldcom.

Efficient Networks reported sales of $102.5 million in the quarter ended December 31, 2000. Losses before interest, tax and amortization were $8.6 million for the period. As of December 31, 2000, Efficient Networks had total stockholders' equity of $987.9 million, cash and short-term investments of $436.4 million and convertible subordinated notes of $400.0 million.
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Contacts:

Scott Bender                            Kitty Behof
Media Relations                         Investor Relations
Efficient Networks, Inc.                Efficient Networks, Inc.
Tel.: +1 (972) 852-1000                 Tel.: +1 (972) 852-1000
E-mail: sbender@efficient.com           E-mail: kbehof@efficient.com

Siemens Information and Communication Networks Group
----------------------------------------------------

Siemens Information and Communication Networks Group (ICN) is a leading provider of integrated voice and data networks for enterprises, carriers and service providers. Its comprehensive portfolio comprises, in particular, IP-based convergence solutions, and a full range of products for broadband access, optical transport networks, as well as the integration, services and applications business. The Siemens Group provides complete solutions from a single source for the infrastructure of the Next Generation Internet, a prerequisite for mobile business. In fiscal year 2000 (year-end 30 September
2000) ICN posted sales of 11.4 billion Euro, and earnings before interest and taxes (EBIT) of 692 million Euro. ICN employs 53,000 people worldwide.

Further information about ICN is available at:
http://www.ic.siemens.com/networks

Siemens AG                              Reference Number:  ICN 2001 02.043 e
Corporate Communications                Press Office
Press Office                            Information and Communication Networks
Peter Gottal                            Andreas Fischer
Tel.: +49 89 636 33645;  Fax: -32825    Tel.: +49 89 722 33988;  Fax: -23855
E-mail: peter.gottal@cc.siemens.de      E-mail: andreas.fischer@icn.siemens.de